



03006658

The InterGroup Corporation



ANNUAL REPORT
2002

MESSAGE TO OUR SHAREHOLDERS ■

To Our Shareholders:

InterGroup faced many of the same challenges in fiscal 2002 that we all faced as a nation. The terrorist attacks of September 11, 2001, the growing geopolitical crisis, the corporate and accounting scandals and the bankruptcy filings of some of the country's major corporations rocked the economy and securities markets. We faced those same challenges in each of our business segments. The Company posted a loss per share of $2.26 for fiscal 2002, as compared to a loss per share of $1.31 in fiscal 2001.

Income from real estate operations was $9,162,000 for fiscal 2002 compared to $166,000 in fiscal 2001. The increase in income was attributable to a gain of $10,277,000 on the Company's apartment complex in Bridgeton, Missouri that was acquired by the City of St. Louis in an eminent domain proceeding.

For those properties that were owned in both the current and prior fiscal years, revenues decreased 1%. During fiscal year 2002, the Company made significant renovations to its 264-unit apartment complex in Florissant, Missouri and its 249-unit apartment complex in Austin, Texas. As a result, the Company experienced temporary high vacancy rates at both of those properties. Those renovations are now complete, and occupancy rates for both properties have significantly improved. The Company's California properties are also being renovated as the units become vacant, allowing us to achieve higher rental rates. Management anticipates that the California properties will continue to improve their revenues. We will continue to renovate and improve our real estate properties to increase their intrinsic values and to achieve greater economic returns over time.

The Company is also taking advantage of the current low interest rate environment by refinancing certain loans to reduce its mortgage interest expense. In December 2002, the Company refinanced its Houston, Texas property and will evaluate its other properties as to the viability of refinancing them at lower rates. Additionally, management continues to evaluate its real estate portfolio with respect to its market position to determine what properties have matured and what markets will provide better opportunities.

The terrorist attacks of September 11, 2001 greatly impacted the Company's investments in marketable securities in fiscal 2002, especially in the first quarter ended September 30, 2001 when the Company's securities portfolio was under the management of an investment advisory company. Unfortunately, during that period of time, the Company's portfolio was invested in a significant number of NASDAQ companies in the computer software, computer technology, internet, and telecommunications sectors, as well as companies in the airline and aircraft industry sectors. The securities in those sectors were particularly hard hit by the events of September 11, 2001. As a result, the Company had a substantial net decline in the market value of its securities portfolio, with most of those positions being sold at a significant loss during our fiscal year 2002. Securities markets were further impacted by the war in Afghanistan, the growing geopolitical crisis, threats of further terrorism, a staggering economy, as well as corporate and accounting scandals and significant bankruptcy filings in energy, retail, financial services, communications and various other sectors. These factors, and others, contributed to the decline in the stock markets and the loss of general investor confidence during our 2002 fiscal year.

MESSAGE TO OUR SHAREHOLDERS ■

It is unfortunate, but in difficult economic times like these, we often find the greatest number of opportunities with the greatest potential for significant investment returns. We believe that many companies in various industry sectors have become undervalued. We will make every effort to identify those companies and believe that we will be successful in this endeavor during these extremely difficult and uncertain times. When the Company resumed management of its securities portfolio after it terminated the agreement with the investment advisor, we repositioned the portfolio to include mostly companies listed on the New York Stock Exchange and American Stock Exchange. We have sought to diversify our portfolio by investing in companies we believe will be the beneficiaries when our economy does turn around. We have tremendous confidence and faith in the United States, its people and its economy. As our nation addresses some of the major geopolitical issues that face us, and a new economic stimulus package is implemented and takes hold, we anticipate a much brighter future. If we are able to identify correctly the right companies and industries, the results of our securities portfolio and our Company should improve accordingly.

The results of operations of our subsidiaries, Santa Fe Financial Corporation and Portsmouth Square, Inc., also suffered in fiscal 2002. The hotel operations of the San Francisco Financial District Holiday Inn were particularly hard hit by the devastating effect that the terrorist attacks had on tourism and the hospitality industry in the Bay Area and recovery has been especially slow. Those events, coupled with the continuing weak economy in the Bay Area and increased competition, resulted in a decrease of 48% in equity in net income of Justice Investors and a reduction in partnership distributions. In response to those challenges we are working diligently with Justice Investors to improve the competitive position of the hotel, which should result in increased occupancy and room rates in the future.

InterGroup looks to emerge from this economic crisis as a leaner more efficient Company that will be ready to take advantage of the opportunities that present themselves. Management has demonstrated its personal commitment to the Company by taking substantial interim reductions in compensation during the later part of fiscal 2002 and into fiscal 2003. Your management team remains dedicated to do whatever it takes in terms of effort, time and sacrifices to return the Company to new levels of prosperity in the future.

Sincerely,



John V. Winfield
Chairman of the Board

FINANCIAL HIGHLIGHTS ■

	June 30, 2002		June 30, 2001	
Net loss	$	(4,204,000)	$	(2,511,000)
Basic loss per share	$	(2.26)	$	(1.31)
Diluted loss per share	$	(2.26)	$	(1.31)
Weighted average number of shares outstanding		1,859,317		1,922,065
Diluted weighted average number of shares outstanding		1,859,317		1,922,065
Shareholders' equity	$	12,056,000	$	16,945,000

REPORT OF INDEPENDENT ACCOUNTANTS ■

To the Board of Directors and
Shareholders of The InterGroup Corporation

In our opinion, based on our audit, the accompanying consolidated balance sheet and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of The InterGroup Corporation at June 30, 2002 and the results of its operations and its cash flows for the years ended June 30, 2002, and June 30, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Los Angeles, California
September 19, 2002

CONSOLIDATED BALANCE SHEET ■

	June 30, 2002
ASSETS	
Investment in real estate, at cost:	
Land	$ 25,704,000
Buildings, improvements and equipment	53,350,000
Property held for sale or development	866,000
	79,920,000
Less: accumulated depreciation	(15,978,000)
	63,942,000
Investment in Justice Investors	9,857,000
Cash and cash equivalents	1,883,000
Restricted cash	972,000
Investment in marketable securities	6,437,000
Prepaid expenses and other assets	1,219,000
Total Assets	$ 84,310,000
LIABILITIES AND SHAREHOLDERS' EQUITY	
Liabilities:	
Mortgage notes payable	$ 55,929,000
Obligation for securities sold	491,000
Due to securities brokers	579,000
Accounts payable and other liabilities	4,248,000
Deferred income taxes	1,529,000
Total Liabilities	62,776,000
Minority Interest	9,478,000
Commitments and Contingencies	
Shareholders' Equity	
Preferred stock, $.01 par value, 2,500,000 shares authorized; none issued	-
Common stock - Class A, $.01 par value, 2,500,000 shares authorized; none issued	-
Common stock , $.01 par value, 4,000,000 shares authorized; 2,129,288 shares issued and 1,850,077 outstanding	21,000
Additional paid-in capital	8,686,000
Retained earnings	9,095,000
Note receivable - stock options	(1,438,000)
Treasury stock, at cost, 279,211 shares	(4,308,000)
Total Shareholders' Equity	12,056,000
Total Liabilities and Shareholders' Equity	$ 84,310,000

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS ■

For the year ended June 30,	*2002*	*2001*
Real estate operations:		
Rental income	$ 12,800,000	$ 13,151,000
Rental expenses:		
Property operating expenses	(6,545,000)	(5,520,000)
Mortgage interest expense	(3,371,000)	(3,813,000)
Real estate taxes	(1,506,000)	(1,237,000)
Depreciation	(2,493,000)	(2,415,000)
	(1,115,000)	166,000
Gain on sale of real estate	10,277,000	-
Income from real estate operations	9,162,000	166,000
Equity in net income of Justice Investors	2,160,000	3,928,000
Investment transactions:		
Net investment (losses) gains	(19,447,000)	86,000
Dividend and interst income	312,000	1,563,000
Margin interest, trading and management expenses	(1,952,000)	(3,833,000)
Loss from investment transactions	(21,087,000)	(2,184,000)
Other expense:		
General and administrative expenses	(1,928,000)	(1,619,000)
Other expense	(680,000)	(1,047,000)
Other expense	(2,608,000)	(2,666,000)
Loss before provision for income taxes and minority interest	(12,373,000)	(756,000)
Provision for income tax benefit	5,094,000	308,000
Loss before minority interest	(7,279,000)	(448,000)
Minority interest	3,075,000	(2,063,000)
Net loss	$ (4,204,000)	$ (2,511,000)
Basic loss per share	$ (2.26)	$ (1.31)
Weighted average number of shares outstanding	1,859,317	1,922,065
Diluted loss per share	$ (2.26)	$ (1.31)
Diluted weighted average number of shares outstanding	1,859,317	1,922,065

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY ■

	Common Stock	Additonal Paid-in Capital	Retained Earnings	Treasury Stock	Note Receivable Stock Options	Total
Balance at June 30, 2000	$ 21,000	$ 8,686,000	$ 15,810,000	$ (2,711,000)	$ (1,438,000)	$ 20,368,000
Net loss			(2,511,000)			(2,511,000)
Purchase of treasury stock				(912,000)		(912,000)
Balance at June 30, 2001	21,000	8,686,000	13,299,000	(3,623,000)	(1,438,000)	16,945,000
Net loss			(4,204,000)			(4,204,000)
Purchase of treasury stock				(685,000)		(685,000)
Balance at June 30, 2002	$ 21,000	$ 8,686,000	$ 9,095,000	$ (4,308,000)	$ (1,438,000)	$ 12,056,000

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS ■

For the year ended June 30,	*2002*	*2001*
Cash flows from operating activities:		
Net loss	$ (4,204,000)	$ (2,511,000)
Adjustments to reconcile net loss		
to cash (used in) provided by operating activities:		
Depreciation	2,493,000	2,415,000
Gain on sale of real estate	(10,277,000)	-
Equity in net income of Justice Investors	(2,160,000)	(3,928,000)
Net unrealized loss on investments	12,814,000	5,812,000
Minority interest	(3,075,000)	2,063,000
Changes in assets and liabilities:		
Restricted cash	170,000	(161,000)
Prepaid expenses and other assets	437,000	336,000
Investment in marketable securities	24,080,000	37,183,000
Other investments	892,000	(76,000)
Accounts payable and other liabilities	(1,351,000)	2,471,000
Due to securities broker	(2,288,000)	(27,109,000)
Obligations for securities sold	(18,186,000)	(10,689,000)
Deferred taxes	(4,456,000)	(3,965,000)
Net cash (used in) provided by operating activities	(5,111,000)	1,841,000
Cash flows from investing activities:		
Additions to buildings, improvements and equipment	(2,734,000)	(2,622,000)
Investment in real estate	(4,861,000)	(19,228,000)
Proceeds from sale of real estate	13,862,000	-
Investment in Portsmouth	-	(2,000)
Distributions from Justice Investors	3,263,000	4,392,000
Net cash provided by (used in) investing activities	9,530,000	(17,460,000)
Cash flows from financing activities:		
Principal payments on mortgage notes payable	(5,335,000)	(4,429,000)
Borrowings from mortgage notes payable	2,732,000	17,305,000
Increase in borrowings	-	4,000,000
Dividends paid to minority shareholders	(126,000)	(127,000)
Purchase of treasury stock	(685,000)	(912,000)
Net cash (used in) provided by financing activities	(3,414,000)	15,837,000
Net increase in cash and cash equivalents	1,005,000	218,000
Cash and cash equivalents at beginning of period	878,000	660,000
Cash and cash equivalents at the ending of period	$ 1,883,000	$ 878,000

The accompanying notes are an integral part of the consolidated financial statements

Note 1 - Business and Significant Accounting Policies and Practices:

Description of the Business

The InterGroup Corporation ("InterGroup" or the "Company") was formed to buy, develop, operate and dispose of real property and to engage in various investment activities to benefit the Company and its shareholders.

As of June 30, 2002 and 2001, the Company had the power to vote 57.2% and 54.9%, respectively, of the voting shares of Santa Fe Financial Corporation ("Santa Fe"), a public company (Nasdaq SmallCap: SFEF). Santa Fe's revenue is primarily generated through the management of its 68.8% owned subsidiary, Portsmouth Square, Inc. ("PSI"), which derives its revenue primarily as a general partner and a 49.8% limited partner in Justice Investors ("Justice"), a California limited partnership. Justice owns the land, improvements and leaseholds known as the Holiday Inn Financial District/Chinatown, a 566-room hotel in San Francisco, California. On June 30, 1998, the Company's Chairman and President entered into a voting trust giving the Company the power to vote the shares of Santa Fe common stock that he owned. As a result of this agreement, the Company had the power to vote on an additional 3.9% of the voting shares of Santa Fe.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Material intercompany transactions and balances have been eliminated in consolidation. Investments in companies in which the Company maintains an ownership interest of 20% to 50% or exercises significant influence are accounted for under the equity method. The cost method is used where the Company maintains ownership interest of less than 20% and does not exercise significant influence over the investee.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investment in Real Estate

Investments in real estate are stated at cost. Depreciation of buildings, improvements and equipment is provided on the straight-line method based upon estimated useful lives of five to forty years for buildings and improvements and five to ten years for equipment. Expenditures for repairs and maintenance are charged to expense as incurred and improvements are capitalized.

The Company reviews for the impairment of its rental property assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If expected future cash flows (undiscounted and excluding interest costs) are less than the carrying value of the rental asset, the asset is written down to its fair value. The estimation of expected future net cash flows is inherently uncertain and relies to a considerable extent on assumptions regarding current and future economic and

Note 1 - Business and Significant Accounting Policies and Practices: (Continued)

market conditions, and the availability of capital. If, in future periods, there are changes in the estimates or assumptions incorporated into the impairment review analysis, the changes could result in an adjustment to the carrying amount of the long-lived asset. No impairment losses have been recorded in fiscal year 2002 or 2001.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

Restricted Cash

Restricted cash is comprised of amounts held by lenders for payment of real estate taxes, insurance, replacement reserves for the operating properties and tenant security deposits that are invested in certificates of deposit.

Marketable Securities

Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. Marketable securities are classified as trading securities with all unrealized gains and losses on the Company's investment portfolio recorded through the statement of operations.

Due to Securities Broker

Various securities brokers have advanced funds to the Company for the purchase of marketable securities under standard margin agreements.

Obligation for Securities Sold

Obligation for securities sold represents the fair market value of shares sold with the promise to deliver that security at some future date and the fair market value of shares underlying the written call options with the obligation to deliver that security when and if the option is exercised. The obligation may be satisfied with current holdings of the same security or by subsequent purchases of that security. Unrealized gains and losses from changes in the obligation are included in earnings.

Rental Income

Rental income is recognized as earned. Revenue recognition from apartment rentals commences when an apartment unit is placed in service and occupied by a rent-paying tenant.

Income Taxes

Deferred income taxes are determined using the liability method. A deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by statutory tax rates. Deferred tax expense is the result of changes in the asset and/or liability for deferred taxes.

Note 1 - Business and Significant Accounting Policies and Practices: (Continued)

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, restricted cash, marketable securities, other investments, prepaid expenses and other assets, accounts payable and liabilities approximates fair value. The fair value of mortgage notes payable is estimated using discounted cash flows of future payments based on the borrowing rates available to the Company for debt with similar terms and maturities.

Stock-Based Compensation Plans

Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock-Based Compensation, encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No.25 (APB 25), Accounting for Stock Issued to Employees, whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company's stock option plan have no intrinsic value at the grant date, and under APB 25 no compensation cost is recognized. The Company has elected to continue with the accounting methodology in APB 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied.

Earnings Per Share

Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding. The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the weighted-average number of common shares is increased to include the number of additional common shares that would have been outstanding if potential dilutive common shares had been issued. The Company's only potentially dilutive common shares are stock options. Stock options are included in diluted earnings per share by application of the treasury stock method. As the Company reported a loss for the year ended June 30, 2002, the inclusion of potentially dilutive common shares related to stock options (192,000 shares at June 30, 2002), would be anti-dilutive. Therefore, basic and diluted earnings per share for the year ended June 30, 2002 are the same.

Recently Issued Accounting Standards

In October 2001, the Financial Accounting Standards Board ("FASB" or the "Board") issued FASB Statement No. 144 ("FAS No. 144") Accounting for the Impairment or Disposal of Long-Lived Assets. The objectives of FAS No. 144 are to address significant issues relating to the implementation of FASB Statement No. 121 ("FAS No. 121), Accounting for the Impairment of Long–Lived Assets and Long-Lived Assets to Be Disposed Of, and to develop a single accounting model, based on the framework established in FAS No. 121, for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. FAS No. 144 must be adopted in the first quarter of fiscal years beginning after December 15, 2001. The Company does not expect that the adoption of this statement will have a material impact on the Company's financial statements.

Note 1 - Business and Significant Accounting Policies and Practices: (Continued)

In July 2001, the FASB issued Statements on Financial Accounting Standards FAS No. 141 (Business Combination) and FAS No. 142 (Goodwill and Other Intangible Assets). FAS No. 141 among other things, eliminates the use of the pooling of interest method of accounting for business combination. Under the provision of FAS No. 142, goodwill will no longer be amortized, but will be subject to a periodic test for impairment based upon fair value. FAS No. 141 is effective for all business combinations initiated after June 30, 2001. FAS No. 142 must be adopted in the first quarter of fiscal years beginning after December 15, 2001. The Company does not expect that the adoption of these statements will have a material impact on the Company's financial statements.

Note 2 - Investment in Real Estate:

At June 30, 2002, the Company's investment in real estate consisted of properties located throughout the United States. These properties include twenty two apartment complexes, one single-family house as a strategic investment, and two commercial real estate properties, one of which serves as the Company's corporate headquarters. All apartment complexes and the single-family house are completed, operating properties. One of the commercial real estate properties is being prepared for operation.

In July 2001, the Company purchased a property held for sale or development located in Austin, Texas for $194,000.

In September 2001, the Company purchased an apartment complex located in Austin, Texas for $3,824,000. To finance the purchase, the Company assumed a mortgage note of $2,300,000.

In February 2002, the Company purchased through its majority owned subsidiary, Santa Fe, an apartment complex located in Los Angeles, for $785,000. To finance the purchase, the Company obtained a $463,000 mortgage note.

On August 2, 2001, the Company was awarded $13,862,000 from the Circuit court of St. Louis County, Missouri, which granted the City of St. Louis permission to take possession of the 176-unit St. Louis, Missouri apartment complex in a condemnation action filed by the City of St. Louis. The Company realized a gain of $10,277,000 and received net proceeds of $9,255,000 after payment of the mortgage on the property, costs and attorneys' fees. On August 10, 2001, the City of St. Louis filed Exceptions to the Commissioners' Report challenging the amount of the award to the Company and requesting a jury trial on the matter. See further discussion in Note 12.

Note 3 - Marketable Securities:

Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. Marketable securities are classified as trading with net change in unrealized gains or losses included in earnings. For the year ended June 30, 2002, net investment losses of $19,447,000 included net unrealized losses of $12,814,000 and net realized losses of $6,633,000. For the year ended June 30, 2001, net gains on marketable securities of $86,000 included net unrealized losses of $5,812,000 and net realized gains of $5,898,000.

The Company may utilize margin for its marketable securities purchases through the use of standard margin agreements with national brokerage firms. The use of available leverage is guided by the business judgment of management.

The Company's investment portfolio consists primarily of corporate equities. The Company has also invested in corporate bonds and income producing securities, which may include interests in real estate based companies and REIT's, where financial benefit could inure to its shareholders through income and/or capital gain. The Company may also use exchange traded funds (such as SPYders), options and futures to hedge concentrated stock positions and index futures to hedge against market risk and enhance the performance of the Company's portfolio while reducing the overall portfolio's risk and volatility.

The Company's current investment portfolio as of June 30, 2002 is composed of the following types of investment securities:

	Market Value	% of Total Portfolio
Fixed Income:		
Corporate bonds	$ 753,000	11.7%
Mortgage securities	58,000	0.9%
Corporate securities:		
Common stock	4,734,000	73.5%
Preferred stocks	561,000	8.7%
REIT's	326,000	5.1%
Warrants	5,000	0.1%
Total securities assets	$ 6,437,000	100.0%

As part of the investment strategies, the Company may assume short positions in marketable securities. Short sales are used by the Company to potentially offset normal market risks undertaken in the course of its investing activities or to provide additional return opportunities. As of June 30, 2002, the Company had obligations for securities sold (equities short) of $491,000 and had no naked short positions.

Note 4 - Investment in Justice Investors:

The consolidated accounts include a 49.8% interest in Justice Investors ("Justice"), a limited partnership. Justice owns the land improvements and leasehold known as the Financial District Holiday Inn, a 566-room hotel in San Francisco, California. Portsmouth is both a general and limited partner in Justice that oversees operations and shares management responsibilities. Portsmouth records its investment in Justice on the equity basis.

Condensed financial statements for Justice Investors are as follows:

JUSTICE INVESTORS
CONDENSED BALANCE SHEET

	June 30, 2002
Assets	
Total current assets	$ 161,000
Property, plant and equipment, net of accumulated depreciation of $12,272,000	4,304,000
Loan fees and deferred lease costs, net of accumulated amortization of $226,000	85,000
Total assets	$ 4,550,000
Liabilities and partners' capital	
Total current liabilities	$ 4,000
Long-term debt	490,000
Partners' capital	4,056,000
Total liabilities and partners' capital	$ 4,550,000

CONDENSED STATEMENTS OF OPERATIONS

For the years ended June 30,	2002	2001
Revenues	$ 5,180,000	$ 8,760,000
Costs and expenses	(843,000)	(873,000)
Net income	$ 4,337,000	$ 7,887,000

Note 5 - Mortgage Notes Payable:

At June 30, 2002, the Company had mortgage debt outstanding of $55,929,000. The mortgages carry variable rates from 4.13% and fixed rates ranging from 6.34% to 9.22%. In August 2000, the Company obtained a second mortgage on one of its properties in the amount of $1,270,000. In the same period, the Company refinanced one of its mortgage notes in the amount of $3,787,000 and obtained a new mortgage note payable in the amount of $3,800,000 and entered into a line of credit agreement with an available balance of $4,000,000. Both the $3,800,000 mortgage note and the $4,000,000 line of credit are collateralized by the same property.

As of June 30, 2002, the outstanding balance on the line of credit was $4,000,000. Each mortgage is secured by its respective land and building. Mortgage notes payable secured by real estate are comprised of the following information as of June 30, 2002:

Property	Number of Units	Acquisition Date		Note Maturity Date		Mortgage Balance	Interest Rate
Morris County	151	September	1967	January	2006	$4,925,000	7.335%
St. Louis	264	November	1968	July	2008	5,722,000	6.734%
Florence	157	December	1972	May	2006	4,111,000	7.925%
Irving	224	September	1994	January	2008	4,391,000	7.010%
Irving	54	November	2000	July	2006	1,213,000	9.220%
San Antonio	132	June	1993	December	2008	3,138,000	6.615%
Houston	442	February	1997	September	2002	3,575,000	4.360%
				September	2002	4,000,000	4.360%
Austin	249	November	1999	January	2003	5,446,000	4.130%
Austin	112	September	2001	September	2009	2,254,000	8.225%
Los Angeles	12	July	1999	August	2029	755,000	7.930%
Los Angeles	27	September	1999	October	2029	1,906,000	7.730%
Los Angeles	14	October	1999	December	2029	1,123,000	7.890%
Los Angeles	10	November	1999	December	2029	839,000	7.950%
Los Angeles	31	May	2000	June	2030	2,234,000	4.753%
Los Angeles	30	July	2000	August	2028	2,703,000	7.576%
Los Angeles	4	July	2000	August	2030	591,000	7.590%
Los Angeles	4	July	2000	August	2030	449,000	7.590%
Los Angeles	5	August	2000	September	2030	490,000	5.778%
Los Angeles	7	August	2000	August	2030	664,000	5.778%
Los Angeles	1	November	2000	December	2030	481,000	8.435%
Los Angeles	24	March	2001	April	2031	1,779,000	7.150%
Los Angeles	8	May	2001	May	2031	585,000	7.000%
Los Angeles	3	February	2002	February	2032	461,000	6.450%
Los Angeles	Office	March	1999	April	2009	1,246,000	8.260%
Los Angeles	Office	September	2000	December	2013	848,000	7.500%

Note 5 - Mortgage Notes Payable: (Continued)

The annual combined aggregate principal payments on the mortgage notes payable for the five-year period commencing July 1, 2002 are as follows:

Year ending June 30,		
2003	$	13,630,000
2004		656,000
2005		706,000
2006		9,197,000
2007		639,000
Thereafter		31,101,000
Total	$	55,929,000

At June 30, 2002, the total outstanding mortgage balance approximates the estimated fair value of the outstanding debt.

Note 6 - Income Taxes:

The provision for the Company's income tax benefit is comprised of the following:

	Year ended June 30,	
	2002	**2001**
Current tax benefit (expense)	$ 3,085,000	$ (3,675,000)
Deferred tax benefit	2,009,000	3,983,000
	$ 5,094,000	$ 308,000

The components of the deferred tax liability as of June 30, 2002 are as follows:

Deferred real estate gains	$	7,641,000
Unrealized loss on marketable securities		(1,734,000)
Depreciation and fixed asset differences		(280,000)
Equity earnings of subsidiaries		357,000
Gross deferred tax liabilities		5,984,000
Capital loss carryforwards		(866,000)
Net operation loss carryforwards		(3,568,000)
Other		(21,000)
Gross deferred tax (assets)		(4,455,000)
Net deferred tax liability	$	1,529,000

Note 6 - Income Taxes: (Continued)

The provision for income taxes differs from the amount of income tax computed by applying the federal statutory income tax rate to income before taxes as a result of the following differences:

	Year ended June 30, 2002	2001
Income tax at federal statutory rates	$ (4,189,000)	$ (257,000)
State income taxes, net of federal benefit	(739,000)	(45,000)
Other	(166,000)	(6,000)
Total income tax benefit	$ (5,094,000)	$ (308,000)

As of June 30, 2002, the Company had a net federal operating losses available for carryforward of approximately $9,852,000. The carryforward expires in varying amounts through the year 2021. The Company also has capital losses available for carryforward of $2,165,000 that expire in varying amounts through 2006.

Note 7 - Segment Information:

The Company operates in three reportable segments, the operations of its multi-family residential properties, the operation of Justice Investors, and the investment of its cash and securities assets. These three operating segments, as presented in the financial statements, reflect how management internally reviews each segment's performance. Management also makes operational and strategic decisions based on this same information.

Information below represents reported segments for the years ended June 30, 2002 and 2001. Operating income for rental properties consist of rental income. Operating income from Justice Investors consist of the operations of the hotel and garage included in the equity in net income of Justice Investors. Operating income (losses) for investment transactions consist of net investment gains (losses) and dividend and interest income.

Note 7 - Segment Information: (continued)

Year ended June 30, 2002	Real Estate Rental Properties	Real Estate Justice Investors	Investment Transactions	Other	Total
Operating income (loss)	$ 12,800,000	$ 2,160,000	$ (19,135,000)	$ -	$ (4,175,000)
Operating expenses	(6,545,000)	-	(1,952,000)	-	(8,497,000)
Real estate taxes	(1,506,000)	-	-	-	(1,506,000)
Income(loss) before mortgage interest and depreciation	4,749,000	2,160,000	(21,087,000)	-	(14,178,000)
Mortgage interest expenses	(3,371,000)	-	-	-	(3,371,000)
Depreciation	(2,493,000)	-	-	-	(2,493,000)
Gain on sale of real estate	10,277,000	-	-	-	10,277,000
General and admin. expenses	-	-	-	(1,928,000)	(1,928,000)
Other expense	-	-	-	(680,000)	(680,000)
Income tax benefit	-	-	-	5,094,000	5,094,000
Minority interest	-	-	-	3,075,000	3,075,000
Net income (loss)	$ 9,162,000	$ 2,160,000	$ (21,087,000)	$ 5,561,000	$ (4,204,000)
Total assets	$ 63,942,000	$ 9,857,000	$ 6,437,000	$ 4,074,000	$ 84,310,000

Year ended June 30, 2001	Real Estate Rental Properties	Real Estate Justice Investors	Investment Transactions	Other	Total
Operating income	$ 13,151,000	$ 3,928,000	$ 1,649,000	$ -	$ 18,728,000
Operating expenses	(5,520,000)	-	(3,833,000)	-	(9,353,000)
Real estate taxes	(1,237,000)	-	-	-	(1,237,000)
Income (loss) before mortgage interest and depreciation	6,394,000	3,928,000	(2,184,000)	-	8,138,000
Mortgage interest expenses	(3,813,000)	-	-	-	(3,813,000)
Depreciation	(2,415,000)	-	-	-	(2,415,000)
General and admin. expenses	-	-	-	(1,619,000)	(1,619,000)
Other expense	-	-	-	(1,047,000)	(1,047,000)
Income tax benefit	-	-	-	308,000	308,000
Minority interest	-	-	-	(2,063,000)	(2,063,000)
Net income (loss)	$ 166,000	$ 3,928,000	$ (2,184,000)	$ (4,421,000)	$ (2,511,000)
Total assets	$ 61,337,000	$ 10,859,000	$ 44,725,000	$ 3,762,000	$120,683,000

Note 8 - Supplemental Cash Flow Information:

Cash paid for margin interest for the year ended June 30, 2002 and 2001 was $492,000 and $2,094,000, respectively. Cash paid for interest on mortgage notes payable for the year ended June 30, 2002 and 2001 was $3,585,000 and $4,118,000, respectively. Cash paid for income taxes aggregated $564,000 and $1,423,000 for the year ended June 30, 2002 and 2001, respectively.

Note 9 - Stock Options and Employee Stock Ownership Plan and Trust:

On December 8, 1998, the Company adopted and authorized a stock option plan (the "1998 Non-employee Directors Plan") for non-employee directors. The 1998 Non-employee Directors Plan provides for the granting of stock options to purchase shares of the Company's common stock to non-employee directors of the Company. The aggregate number of shares to be delivered upon exercise of all options granted under the Plan may not exceed 100,000. During fiscal years 2002 and 2001, the Company granted stock options of 10,000 shares in each respective year, to the directors of the Company. These options have exercise prices of $19.05 and $18.00 per share, respectively. Of the total options granted in fiscal year 2002, 10,000 options vested during the year. The options have a term of 10 years.

On December 22, 1998, the Company adopted and authorized a stock option plan (the "1998 Key Officers Plan") for selected key officers. The 1998 Plan provides for the granting of stock options to purchase shares of the Company's common stock to key officers of the Company. The aggregate number of shares to be delivered upon exercise of all options granted under the Plan may not exceed 200,000. On December 22, 1998, the Board of Directors of the Company granted a total of 150,000 stock options to the President and Chairman of the Company at an exercise price of $11.875 per share. As of June 30, 2002, all 150,000 options are vested.

Information relating to the stock options during the fiscal years ended June 30, 2002 and 2001 are as follows:

	Number of Shares	Weighted Average Exercise Price	
Unexercised options outstanding at June 30, 2000:	207,000	$	13.60
Granted	20,000	$	18.88
Exercised	-		-
Forfeited	-		-
Unexercised options outstanding at June 30, 2001:	227,000	$	14.06
Granted	10,000	$	19.05
Exercised	-		-
Forfeited	-		-
Unexercised options outstanding at June 30, 2002:	237,000	$	14.27

Note 9 - Stock Options and Employee Stock Ownership Plan and Trust: (Continued)

Unexercised Options	Range of Exercise Price	Weighted Average Exercise Price	Weighted Average Remaining Life
June 30, 2001	$11.88 - $44.44	$14.06	7.57 years
June 30, 2002	$11.88 - $44.44	$13.47	6.66 years

As required by FAS 123, the Company has determined the pro-forma information as if the Company had accounted for stock options granted since January 1, 1998, under the fair value method of FAS 123. The Black-Scholes option pricing model was used with the following weighted-average assumptions for 2002; risk-free interest rate of 1.78%; dividend yield of 0%; expected Common Stock market price volatility factor of 7.0; and a weighted-average expected life of the options of 6.66 years. The weighted-average fair value of options granted in fiscal years 2002 and 2001 were $2.61 and $8.00 per share, respectively. The aggregate fair value of the options granted in fiscal years 2002 and 2001 were $26,100 and $160,000, respectively.

Stock based compensation is accounted for under APB 25 and accordingly, no compensation cost has been recognized for stock options in the financial statements. Had compensation cost been determined based upon the fair value of the stock options at grant date and consistent with FAS 123, the Company's pro forma net loss and net loss per share (based on 10,800 and 47,500 options vesting in fiscal years 2002 and 2001, respectively) are as follows:

	2002	2001
Net loss - as reported	$ (4,204,000)	$ (2,511,000)
Net loss - pro forma	$ (4,243,000)	$ (2,893,000)
Loss per share - as reported	$ (2.26)	$ (1.31)
Loss per share - pro forma	$ (2.28)	$ (1.50)

In April 1986, the Company established an Employee Stock Ownership Plan and Trust ("ESOP" or the "Plan"), effective July 1985, which enabled eligible employees to receive an ownership interest in stock of the Company. The Company did not make ESOP contributions during fiscal 2000 or 1999. Effective November 15, 1998, the Plan was terminated and the interest of each participant was fully vested and nonforfeitable. After receiving a favorable determination letter from the Internal Revenue Service, all Plan benefits were distributed on November 27, 2000. The termination of the Plan did not have a material effect on the financial statements of the Company.

Note 10 - Commitments and Contingencies:

On April 16, 2001 the City of St. Louis, Missouri, filed a condemnation action against the Company and its subsidiary in the Circuit Court of St. Louis County, State of Missouri, whereby the City of St. Louis sought to acquire the Company's 176 unit apartment complex located in St. Louis, Missouri by eminent domain for an airport expansion. Following a hearing, a Commissioners' Report was filed on August 2, 2001 awarding the Company the amount of $13,862,000 and granting the City of Saint Louis permission to take possession of the property. After payment of the mortgage on the property, costs and attorneys' fees, the Company received net proceeds of $9,255,000 on August 21, 2001. The Company intends to defer any taxable gain from the involuntary taking of the property through appropriate exchange transactions.

Note 10 - Commitments and Contingencies: (Continued)

On August 10, 2001, the City of St. Louis filed Exceptions to Commissioners' Report challenging the amount of the award to the Company and requesting a jury trial on the matter. On August 21, 2002, the Company and the City of Saint Louis entered into a settlement of the matter before trial. Pursuant to the terms of the settlement, the Company is to pay back to the City the amount of $762,000, which has been accrued for as of June 30, 2002, from the condemnation award of $13,862,000. Payments are to be made in twelve monthly installments without interest. Collateral for the obligation and penalties in the event of default are still being negotiated by the parties.

The Company is a defendant or co-defendant in various other legal actions involving various claims incident to the conduct of its business. Most of these claims are covered by insurance. Management does not anticipate the Company to suffer any material liability by reason of such actions.

Note 11 - Related Party Transactions:

Gary N. Jacobs, a Director of the Company, is Of Counsel to the law firm of Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP. Through May 31, 2000 he was a senior partner of said firm, which provided legal services to the Company during the years ended June 30, 2002 and 2001. During the years ended June 30, 2002 and 2001, the Company made payments of approximately $484,000 and $165,000, respectively to Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP.

In May 1996, the Company's Chairman and President exercised options to purchase 187,500 shares of Common Stock at a price of $7.67 per share through a full recourse note due the Company on demand with an original due date of May 16 2001. On May 2, 2001, the Company extended the due date to May 16, 2003. The note bears interest floating at the lower of 10% or the prime rate (4.75% at June 30, 2002) with interest payable quarterly. The balance of the note receivable of $1,438,000 is reflected as a reduction of shareholders' equity at June 30, 2002. During the fiscal year ended June 30, 2002 and 2001, the President of the Company made interest payments of approximately $77,000 and $127,000, respectively, on the note.

Note 12 - Subsequent Events:

On August 21, 2002, the Company and the City of Saint Louis entered into a settlement of the condemnation action which granted the City permission to take possession of the Company's 176-unit apartment complex in Saint Louis, Missouri. Pursuant to the terms of the settlement, the Company is to pay back to the City the amount of $762,000, which has been accrued for as of June 30, 2002, from the condemnation award of $13,862,000. Payments are to be made in twelve monthly installments without interest. Collateral for the obligation and penalties in the event of default are still being negotiated by the parties.

INTRODUCTION

The discussion below and elsewhere in the Report includes forward-looking statements about the future business results and activities of the Company, which, by their very nature, involve a number of risks and uncertainties. When used in this discussion, the words "estimate", "project", "anticipate" and similar expressions, are subject to certain risks and uncertainties, such as the impact of terrorism and war on the national and international economies, including tourism and the securities markets, changes in general economic conditions, local real estate markets, and competition, as well as uncertainties relating to uninsured losses, securities markets, and litigation, including those discussed below that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to publicly release the results of any revisions to those forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

RESULTS OF OPERATIONS

For the Year Ended June 30, 2002 as compared to June 30, 2001.

Net loss increased to $4,204,000 for the year ended June 30, 2002, from $2,511,000 in the prior year. This was primarily due to increased losses from investment transactions, a decrease in equity in net income of Justice Investors and an increase in rental expenses, partially offset by a gain on sale of real estate.

Income from real estate operations increased to $9,162,000 from $166,000. This was primarily due to the $10,277,000 gain on sale of the St. Louis, Missouri property, and partially offset by a decrease in rental income and an increase in rental expenses. Rental income decreased to $12,800,000 from $13,151,000. This was primarily due to the decrease in rental income from a property sold in August 2001 and decreases in occupancy rates at the St. Louis, Missouri property and one of the Austin, Texas properties. The St. Louis property was being converted to a senior community. This change was reconsidered in the fourth quarter of fiscal 2002 and is no longer being pursued. The Austin property was under renovation. These decreases were partially offset by the increase in rental income by two new properties purchased during the year, as well as the Company's other properties increased rental income due to higher rents and/or reduced vacancies.

Property operating expenses increased to $6,545,000 from $5,520,000. The increase was primarily due to the operating expenses from two new properties purchased during the year. In addition, the St. Louis, Missouri property and an Austin, Texas property increased operating expenses due to the repositioning and renovation work done during the current year. Other increases were due to higher repair and maintenance, salaries, cleaning and insurance expenses. These increases were partially offset by the decrease in operating expenses from a property sold in August 2001.

Mortgage interest expenses decreased to $3,371,000 from $3,813,000. This was primarily due to a decrease in mortgage interest expenses for the Houston, Texas and Austin, Texas properties as a result of the significant decline in the prime interest rate compared to the prior year and the sale of the St. Louis property. This was partially offset by the increase due to the property acquisitions.

Real estate taxes increased to $1,506,000 from $1,237,000. This was primarily due to the acquisition of properties, partially offset by the sale of the St. Louis property.

The decrease in equity in net income of Justice Investors to $2,160,000 from $3,928,000 was primarily attributable to a 48% decrease in the total hotel and garage revenue. This was primarily due to a decrease in both occupancy and room rates of the hotel during the current year as a result of a slow down in the San Francisco area economy, increased competition and the continuing impact that the terrorist attacks of September 11, 2001 have had on tourism and the hospitality industry in San Francisco.

The Company had a loss from investment transactions of $21,087,000 for the year ended June 30, 2002 as compared to a loss of $2,184,000 for the year ended June 30, 2001. The change in loss from investment transactions was primarily due to the increase in net investment loss to $19,447,000 from a gain of $86,000 and decrease in interest and dividend income to $312,000 from $1,563,000. This was partially offset by margin interest, trading and management expenses decreasing to $1,952,000 from $3,833,000.

The decrease in dividend and interest income to $312,000 from $1,563,000 was primarily due to a decrease of income producing securities in the Company's investment portfolio, which consisted mainly of equity securities.

The decrease in margin interest, trading and management expenses to $1,952,000 from $3,833,000 was primarily due to a decrease in margin interest to $482,000 from $2,047,000 as a result of a decrease in the size of the investment portfolio and a lower average daily margin balance during the year ended June 30, 2002. The Company also had a decrease in investment advisory fees to $110,000 from $275,000.

Investment gains and losses on investments may fluctuate significantly from period to period in the future and could have a significant impact on the Company's net earnings. However, the amount of investment gains or losses for any given period may have no predictive value and variations in amount from period to period may have no analytical value.

As previously discussed, on June 28, 2001, the Company, Santa Fe and Portsmouth entered into an agreement with an investment advisory company, for the management of their securities portfolios. That was the first time that the Company had relied on an investment advisor to manage its investments on a discretionary basis. The results were not acceptable, and the Company terminated its agreement with the investment advisor on November 7, 2001. During that period of time, the Company's investment portfolio had a significant concentration in computer software, computer technology, internet technology and services, telecommunications, and aircraft industry sectors. The securities in those sectors, especially those traded on The Nasdaq Stock Market, greatly declined in that quarter and were particularly hard hit by the events of September 11, 2001. As a result, the Company had a significant net decline in the market value of its securities portfolio.

Since the Company resumed management of its securities portfolio on November 8, 2001, it has sought to reposition and diversify its portfolio by individual securities as well as by industry sectors to mitigate against market risk. Despite those efforts, the Company's securities portfolio suffered additional losses, especially during the fourth quarter of the fiscal year ended June 30, 2002, when securities markets further declined in the wake of corporate and accounting scandals and loss of general investor confidence in the overall markets.

The increase in general and administrative expenses to $1,928,000 from $1,619,000 was primarily due to increased insurance costs, professional and consulting fees and accrued wages.

Other expense decreased to $680,000 from $1,047,000 primarily as a result of legal settlement expenses and attorneys' fees paid by the Company in the prior year, partially offset by recovery of attorney's fees in another matter.

The provision for income tax benefit increased to $5,094,000 from $308,000 due to the greater loss before taxes incurred during the year ended June 30, 2002.

Minority interest changed to a minority benefit of $3,075,000 from a minority expense of ($2,063,000) as a result of a net loss generated by the Company's subsidiary, Santa Fe, during fiscal 2002 compared to net income generated in fiscal 2001.

FINANCIAL CONDITION AND LIQUIDITY

The Company's cash flows are generated primarily from its real estate activities, sales of investment securities and borrowings related to both. The Company used cash flow of $5,111,000 from operating activities, generated net cash flow of $9,530,000 from investing activities, and used net cash flow of $3,414,000 in financing activities during the year ended June 30, 2002.

During the year ended June 30, 2002, the Company improved properties in the aggregate amount of $2,734,000. Management believes the improvements to the properties should enhance market values, maintain the competitiveness of the Company's properties and potentially enable the Company to obtain a higher yield through higher rents.

The Company's Board of Directors has given the Company the authority to repurchase, from time to time, up to a total of 333,000 shares of its Common Stock. Such repurchases may be made at the discretion of management and depending upon market conditions. During the year ended June 30, 2002, the Company acquired an additional 36,655 shares of its Common Stock for $685,000. Approximately 50,000 shares remain eligible for the Company to repurchase under that authorization.

The events of September 11, 2001, had a dramatic impact on the domestic and global economies resulting in a significant decline in securities markets. Although the Company's investment portfolio felt part of that impact, management anticipates that its net cash flow from real estate operations, securities transactions and real estate financing activities will be sufficient to fund any property acquisitions, property improvements, debt service requirements and operating expenses in fiscal year 2003. Management also anticipates that the net cash flow generated from future operating activities will be sufficient to meet its long-term debt service requirements.

The Company has no off balance sheet arrangements.

The Company's contractual obligations and commercial commitments are its mortgages, a line of credit and a settlement payment (other obligations).

The annual principal payments on the mortgages, the line of credit and the settlement for the five-year period commencing July 1, 2002 are approximately as follows:

Contractual Obligations	Total	Less Than 1 year	1 - 3 years	4 - 5 years	Over 5 years
Long-term debt	$51,929,000	$ 9,630,000	$ 1,362,000	$ 9,836,000	$31,101,000
Line of credit	4,000,000	4,000,000	-	-	-
Other obligations	762,000	762,000	-	-	-
Total contractual cash obligations	$56,691,000	$14,392,000	$ 1,362,000	$ 9,836,000	$31,101,000

IMPACT OF INFLATION

The Company's residential and commercial rental properties provide income from short-term operating leases and no lease extends beyond one year. Rental increases are expected to offset anticipated increased property operating expenses.

The Company's revenue from its interest in Justice Investors is primarily dependent on hotel revenues. Hotel room rates are typically impacted by supply and demand factors, not inflation, because rental of a hotel room is usually for a limited number of nights. Room rates are usually adjusted to account for inflationary cost increases; therefore, the impact of inflation should be minimal.

CRITICAL ACCOUNTING POLICIES

The Company reviews its long-lived assets and other investments for impairment when circumstances indicate that a potential loss in carrying value may have occurred. To the extent that projected future undiscounted cash flows from the operation of the hotel property, owned through the Company's investment in Justice Investors, and rental properties are less than the carrying value of the assets, the carrying value of the assets are reduced to their fair value. For other investments, the Company reviews the investment's operating results, financial position and other relevant factors to determine whether the estimated fair value of the asset is less than the carrying value of the asset.

Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. Marketable securities are classified as trading with net change in unrealized gains or losses included in earnings. The Company's other accounting policies are straightforward in their application.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS ■

The Company's Common Stock is traded on The National Market System of the Nasdaq Stock Market, Inc. ("Nasdaq-NMS") under the symbol INTG and is also listed on the Pacific Exchange, Inc. The following table sets forth the high and low sales prices (adjusted for stock splits) for the Company's common shares for each quarter of the last two fiscal years as reported by the National Quotation Bureau Incorporated or Nasdaq, Inc.

Fiscal 2002	High	Low
First Quarter (7/1 to 9/30)	$ 19.20	$ 18.20
Second Quarter (10/1 to 12/31)	$ 19.72	$ 18.05
Third Quarter (1/1 to 3/31)	$ 20.20	$ 18.15
Fourth Quarter (4/1 to 6/30)	$ 18.60	$ 15.25

Fiscal 2001	High	Low
First Quarter (7/1 to 9/30)	$ 24.00	$ 18.75
Second Quarter (10/1 to 12/31)	$ 21.00	$ 18.87
Third Quarter (1/1 to 3/31)	$ 20.87	$ 18.75
Fourth Quarter (4/1 to 6/30)	$ 20.00	$ 16.00

As of September 13, 2002, there were approximately 756 shareholders of record.

DIVIDENDS

The Company has not declared any cash dividends on its common stock and does not foresee issuing cash dividends in the near future.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS ■

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS.

The following table sets forth information as of September 13, 2002, with respect to compensation plans (including individual compensation arrangements) under which equity securities of the Company are authorized for issuance, aggregated as follows:

Plan Category	Number of securities to be issued upon exercise of outstanding options warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	232,000	$13.04	68,000
Equity compensation plans not approved by security holders	None	N/A	None
Total	232,000	$13.04	68,000

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

JOHN V. WINFIELD
Chairman of the Board, President, and Chief Executive Officer
The InterGroup Corporation

WILLIAM J. NANCE
Director
Certified Public Accountant, President of Century Plaza Printers, Inc. and private Consultant to the real estate and banking industries.

JOSEF A. GRUNWALD
Director
Industrial, commercial and residential real Estate developer. Chairman of PDG N.V. (Belgium) and President of I.B.E. Services S.A. (Belgium)

MILDRED BOND ROXBOROUGH
Director
Private consultant to the NAACP. Former Director of Development and Special Programs of the National Association for the Advancement of Colored People (NAACP)

JOHN C. LOVE
Director
Independent consultant to the hospitality and tourism industries. Chairman Emeritus Board of Trustees of Golden State University In San Francisco.

GARY N. JACOBS
Secretary and Director
Executive Vice President-General Counsel and Secretary MGM Mirage

GREGORY C. McPHERSON
Executive Vice President and Assistant Treasurer,
The InterGroup Corporation

DAVID C. GONZALEZ
Vice President Real Estate
The InterGroup Corporation

MICHAEL G. ZYBALA
Assistant Secretary and Counsel
The InterGroup Corporation;
Vice President, Secretary, Treasurer and General Counsel, Portsmouth Square, Inc. and Santa Fe Financial Corporation

---

ANNUAL REPORT ON FORM 10-KSB

A copy of the Company's Annual Report for the year ended June 30, 2002 to the Securities and Exchange Commission on Form 10-KSB may be obtained upon written request to:

Mr. John V. Winfield
President and Chairman, The InterGroup Corporation
820 Moraga Drive, Los Angeles, California 90049

The Company's 2002 Form 10-KSB and Quarterly Reports on Form 10-QSB are also available through the Securities and Exchange Commission's web site (http://www.sec.gov).

AUDITORS
PricewaterhouseCoopers LLP
350 South Grand Avenue
Los Angeles, California 90071

STOCK TRANSFER AGENT
American Stock Transfer & Trust Co.
40 Wall Street
New York, New York 10005



The
InterGroup
Corporation

820 MORAGA DRIVE
LOS ANGELES, CALIFORNIA 90049